October 26, 2012

Jeffrey Riedler

Assistant Director

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fibrocell Science, Inc. (the “Company”)

Registration Statement on Form S-1

Filed September 7, 2012

File No. 333-183793

Dear Mr. Riedler:

The Company hereby files through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended S-1”), including exhibits. The Amended S-1 incorporates changes responsive to the comments set forth in the Commission’s letters to the Company dated September 19, 2012 and October 17, 2012. For your convenience, we have repeated each comment from the Commission’s letter to the Company dated October 17, 2012 prior to the response in italics.

Registration Statement on Form S-1

Supplemental Response filed September 28, 2012

1.	Please refer to your response to Comment 1. You use the word “outstanding” in the first sentence of the proposed disclosure. However, it appears that these shares are issuable because they underlie the various warrant issues and convertibles set forth in the bullets. Please revise your disclosure accordingly.

The Company added the following disclosure to the “Prospectus Summary” section of the Amended S-1 [emphasis added]:

“Concurrently Filed Registration Statements

We currently have:

•	6,135,984 shares of common stock underlying the warrants issued in connection with our Series A Offering;

•	18,393,532 shares of common stock underlying the warrants issued in connection with our Series B Offering;

•	28,404,000 shares of common stock underlying the warrants issued in connection with our Series D Offering;

•	9,081,328 shares of common stock underlying the warrants issued in connection with our March 2010 financing; and

•	36,564,000 shares of common stock outstanding issued upon conversion of our Series E Preferred Stock.

We have previously filed registration statements registering for resale shares in connection with the above warrants and preferred stock, and to date we have:

•	3,067,992 shares of common stock underlying the warrants issued in connection with our Series A Offering that remain unsold pursuant to a prior registration statement;

•	9,196,766 shares of common stock underlying the warrants issued in connection with our Series B Offering that remain unsold pursuant to a prior registration statement;

•	14,202,000 shares of common stock underlying the warrants issued in connection with our Series D Offering that remain unsold pursuant to a prior registration statement; and

•	4,540,664 shares of common stock underlying the warrants issued in connection with our March 2010 financing that remain unsold pursuant to a prior registration statement.

We are registering 9,196,766 additional shares of common stock underlying the warrants issued in connection with our Series B Offering pursuant to the registration statement of which this prospectus is a part. In addition to this registration statement, we are concurrently registering:

•	36,564,000 shares of common stock issued upon conversion of our Series E Preferred Stock pursuant to File No. 333-183791;

•	3,067,992 additional shares of common stock underlying the warrants issued in connection with our Series A Offering pursuant to File No. 333-183792; and

•	14,202,000 additional shares of common stock underlying the warrants issued in connection with our Series D Offering pursuant to File No. 333-183794.”

2.	Please refer to your response to Comment 4. Your proposed disclosure to be included in the Prospectus Summary and the “Description of Securities” section of your Form S-1 does not discuss the number of shares issued and outstanding, the number reserved for issuance under all outstanding convertibles, options, warrants, contractual obligations or otherwise and the current number authorized but unreserved. Please revise your proposed disclosure accordingly. Please also include this disclosure with respect to two additional scenarios: a 1-for-2 and a 1-for-25 reverse stock split.

The Company revised its disclosure included in the “Prospectus Summary” and the “Description of Securities” section of the Amended S-1as follows [emphasis added]:

We are currently authorized to issue 1,100,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of October 17, 2012, we had 657,610,200 shares of our common stock outstanding. In addition, we had 13,662,250 shares of common stock underlying our options and 153,424,028 shares of common stock underlying our warrants. In connection with the Offering, all of the shares of our Series D Preferred Stock and Series E Preferred Stock were converted into common stock. As a result, there are no shares of preferred stock outstanding. Of the foregoing shares, we have registered the resale of a total of 108,531,489 shares underlying warrants under the registration statement of which this prospectus is a part and under other registration statements. The additional shares of our common stock to be issued in the future upon the exercise of warrants could cause the market price of our common stock to decline, and could have an adverse effect on our earnings per share if and when we become profitable. In addition, future sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our common stock to decline, and could materially impair our ability to raise capital through the sale of additional securities.

At our annual shareholder meeting held on September 13, 2012, our shareholders approved an increase in our authorized shares of common stock from 250,000,000 to 1,100,000,000 shares. The shareholders also approved an amendment to our Certificate of Incorporation to effect a reverse stock split of the outstanding shares of our common stock prior to July 31, 2013 at a ratio of any of 1-for-2, 1-for-5, 1-for-10, 1-for-15, 1-for-20 or 1-for-25, as determined by our Board of Directors, if the Board believes such action will facilitate the listing of our common stock on a national securities exchange. As of the date of this prospectus, our Board of Directors has not made any determination to complete a reverse stock split pursuant to the authority granted to the Board of Directors by our shareholders. In the event that our Board of Directors authorizes a stock split at a ratio of 1-for-2, the number of outstanding shares of our common stock will go from 657,610,200 shares to 328,805,100 shares, the number of shares of common stock underlying our options will go from 13,662,250 shares to 6,831,125 shares and the number of shares of common stock underlying our warrants will go from 153,424,028 shares to 76,712,014 shares. In the event that our Board of Directors authorizes a stock split at a ratio of 1-for-25, the number of outstanding shares of our common stock will go from 657,610,200 shares to 26,304,408 shares, the number of shares of common stock underlying our options will go from 13,662,250 shares to 546,490 shares and the number of shares of common stock underlying our warrants will go from 153,424,028 shares to 6,136,961 shares. Regardless of the stock split ratio approved by the Board of Directors, the number of shares of common stock authorized will remain 1,100,000,000 shares.

Supplemental Information

On October 9, 2012, the Company closed a transaction pursuant to which it sold to certain accredited investors an aggregate of 450,000,000 shares of its common stock for a total offering amount of $45.0 million (the “Offering”). Effective upon completion of the Offering, the Company entered into warrant modification agreements with the holders of warrants to purchase 105,232,855 shares of common stock pursuant to which the parties agreed to remove the full ratchet anti-dilution adjustment provisions contained in the warrants. Further, upon completion of the Offering, each outstanding share of Series D Preferred Stock and Series E Preferred stock was automatically converted into that number of shares of common stock determined by dividing the stated value of such share of Preferred Stock by $0.25. As a result, the Company has no shares of its preferred stock outstanding.

In Comment 3 to the letter to the Company dated September 19, 2012, the Commission requested that the Company expand its disclosure in its risk factor “We have a significant number of warrants and convertible preferred stock outstanding…” on page 9 to disclose the aggregate number of shares that could be issued under all existing conversion rights and pursuant to all outstanding options or warrants, the number of such shares in the aggregate registered for resale and the potential adverse effects on the market that may result upon exercise of all such rights and/or resale of all such shares. In its response dated September 28, 2012, the Company proposed revised language for this risk factor to address the risks of the anti-dilution adjustment provisions contained in the Company’s warrants and preferred stock. In light of the aforementioned transactions, the Company believes that the proposed language is no longer accurate. Therefore the Company removed this risk factor because it no longer believes it is applicable. The Company believes that the disclosure described in Comment 2 above in the “Prospectus Summary” and the “Description of Securities” section addresses the commission’s request.

The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (484) 713-6000 or our counsel, Cavas S. Pavri at Cozen O’Connor, at (215) 665-5542.

Sincerely,

/s/ Declan Daly
By:	Declan Daly
Chief Financial Officer

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